UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-2299

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Applied Industrial Technologies, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

(a)    Financial Statements

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012
Notes to Financial Statements

Supplemental Schedules

(b)    Exhibit(s)

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES,
INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Barb Emery
Barb Emery
Vice President-Human Resources

Date: June 20, 2014

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2013 and 2012

Supplemental Schedules
As of December 31, 2013 and For the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment and Advisory Committees for the Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2013 and 2012 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 and schedule of reportable transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Cleveland, Ohio
June 20, 2014

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

Assets:
Investments at fair value:
Applied Industrial Technologies, Inc. Stock Fund	$116,346,404	$112,632,791
Mutual funds	281,634,124	234,034,141
Common/collective trust funds	59,670,842	61,834,421
Total investments	457,651,370	408,501,353

Participant notes receivable	8,779,723	8,997,880
Fee reimbursement receivable - Wells Fargo	19,613	—
	8,799,336	8,997,880

Net assets available for plan benefits, reflecting investments at fair value	466,450,706	417,499,233

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(350,773)	(1,050,928)

Net assets available for benefits	$466,099,933	$416,448,305

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions to net assets attributed to:
Contributions:
Participants	$11,712,443	$11,514,321
Participants' rollovers	1,844,975	338,960
Employer	10,765,187	11,062,038
Total contributions	24,322,605	22,915,319

Investment Income:
Dividends, interest and other:
Applied Industrial Technologies, Inc. Stock Fund	2,252,419	2,341,051
Mutual funds	10,634,008	3,715,071
Common/collective trust funds	623,971	809,376
Total dividends, interest and other	13,510,398	6,865,498

Net appreciation in fair value of investments:
Applied Industrial Technologies, Inc. Stock Fund	17,865,242	19,144,118
Mutual funds	43,764,978	27,105,914
Total net appreciation in fair value of investments	61,630,220	46,250,032

Total investment income	75,140,618	53,115,530

Interest on participant notes receivable	378,649	414,392

Total additions	99,841,872	76,445,241

Deductions from net assets attributed to:
Distributions to participants	(49,329,192)	(50,787,419)
Administrative expenses	(861,052)	(680,563)
Total deductions	(50,190,244)	(51,467,982)

Net increase in net assets	49,651,628	24,977,259

Net assets available for benefits:
Beginning of year	416,448,305	391,471,046
End of year	$466,099,933	$416,448,305

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the plan is Wells Fargo Bank, N.A. (“Wells Fargo”).

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan on the first payroll period following 30 days of employment. Eligible employees may elect to make pretax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. For those eligible employees who do not make a contribution election, their compensation is automatically reduced by 2% and contributed on their behalf to the Plan until superseded by a subsequent contribution election. The Company remitted certain employee deferrals to the Plan after the Department of Labor's required timeframe. A contribution of lost earnings will be made to the Plan subsequent to year end. The Company will file Form 5330 with the Internal Revenue Service subsequent to year end.

The Company may make additional discretionary contributions to the Plan, including, but not limited to, matching contributions equal to a percentage of participant pretax contributions not in excess of 6% of the participant's compensation, and profit-sharing contributions as determined annually. Any employer matching contribution is typically paid to the plan monthly and participants must be employed during the last pay period of the month to receive the monthly match. Employer matching contributions consist of cash which is then used by the plan trustee to purchase shares of Applied Industrial Technologies, Inc. common stock on the open market. For the first, second, third and fourth quarters of 2013, the employer match on participant contributions was $0.35, $0.35, $0.35, and $0.25 of every eligible employee dollar contributed. For the first, second, third and fourth quarters of 2012, the employer match on participant contributions was $0.35, $0.50, $0.50, and $0.50 of every eligible employee dollar contributed.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan. Maximum catch-up contribution limits were $5,500 for 2013 and 2012.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company may also make a profit-sharing contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and have completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the profit-sharing contribution. Additionally, the Company may contribute a special profit-sharing contribution to individuals who retire after attaining age 55 and completing 10 years of service, as more fully described in the Plan document. Profit-sharing contributions are allocated to each participant's profit-sharing contribution account based upon the ratio of each participant's eligible compensation to the aggregate compensation of all participants eligible to receive a profit-sharing contribution. Profit-sharing contributions were $8,081,000 and $7,255,000 for the years ended December 31, 2013 and 2012, respectively.

Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Investment of Contributions - Participants elect investment of profit-sharing and pretax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. Participants are able to transfer any portion (up to 100%) of their matching contribution account from the Applied Industrial Technologies, Inc. Stock Fund into other investment funds under the Plan. All such elections are filed with the Trustee and become effective daily.
The value of the Applied Industrial Technologies, Inc. common stock and other funds and the interest of individual participants under each investment are calculated daily (daily valuation).

Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in matching employer contributions and profit-sharing contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions can be made in the form of Company stock, cash, or a combination thereof. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to reduce future matching employer contributions. Total forfeitures were $160,257 in 2013 and $86,841 in 2012.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from the profit-sharing or Company matching contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

Tax Status of the Plan - The Plan obtained its latest determination letter dated September 17, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Party-in-interest Transactions - Certain plan assets are in investment funds managed by Wells Fargo or its affiliates. Wells Fargo is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statements of Changes in Net Assets Available for Benefits.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available For Benefits at fair value, except for investments in stable value funds (such as the Riversource Fund), which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the Riversource Fund, which is a common collective trust, is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using year-end closing prices for each of the

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

funds or quoted market prices. See Note 4, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

3. INVESTMENTS

The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

Plan investments exceeding 5% of net assets available for benefits as of December 31, 2013 or 2012 were as follows:

Description of Investment	2013	2012
At fair value:
Applied Industrial Technologies, Inc. Common Stock (a portion of which is non-participant directed)	$116,346,404	$112,018,456
American Fundamental Investors Fund (Class A)	43,914,461	35,913,594
PIMCO Total Return Fund (Admin)	—	37,930,956
PIMCO Total Return Fund (Inst)	30,233,568	—
American EuroPacific Growth Fund (Class A)	31,463,769	27,487,683
AIT Large-Cap Growth Portfolio	34,119,879	26,231,193
T. Rowe Price Mid-Cap Growth Fund	26,299,646	20,723,375

At contract value:
Riversource Trust Income Fund II	59,320,069	60,783,493

4. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2013 and 2012, and the valuation techniques used by the Plan to determine those values. The Plan also holds other assets not measured at fair value on a recurring basis, including cash and participant notes receivable. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 3 within the fair value hierarchy.

		Fair Value Measurements at 12/31/13
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
	December 31, 2013	Level 1	Level 2
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$116,346,404	$116,346,404
Mutual Fund Investments:
Fixed income	40,172,813	40,172,813
Balanced	12,685,733	12,685,733
Retirement-year based	26,413,407	26,413,407
Equity	202,362,171	202,362,171
Common/Collective Trust Fund:
Stable value investment (A)	59,670,842		$59,670,842
Total	$457,651,370	$397,980,528	$59,670,842

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

		Fair Value Measurements at 12/31/12
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs
	December 31, 2012	Level 1	Level 2
Assets:
Applied Industrial Technologies, Inc. Stock Fund	$112,632,791	$112,632,791
Mutual Fund Investments:
Fixed income	48,316,767	48,316,767
Balanced	10,521,470	10,521,470
Retirement-year based	16,874,272	16,874,272
Equity	158,321,632	158,321,632
Common/Collective Trust Fund:
Stable value investment (A)	61,834,421		$61,834,421
Total	$408,501,353	$346,666,932	$61,834,421

(A)
This class represents investments in an actively managed common collective trust fund. The fund invests primarily in investment contracts and a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities and wrapper contracts. Investments are valued at the fair value per share multiplied by the number of shares held as of the measurement date.

The Plan's policy is to recognize transfers in and transfers out of level 1, 2, and 3 fair value classifications as of the actual date of the event of change in circumstances that caused the transfer.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan's only nonparticipant-directed transactions are contained within the Applied Industrial Technologies, Inc. Stock Fund, which includes both participant and nonparticipant-directed transactions. Information about the net assets and significant components of the changes in net assets relating to the Applied Industrial Technologies, Inc. Stock Fund are as follows:

	2013	2012
Net Assets:
Applied Industrial Technologies, Inc. Common Stock	$114,298,866	$112,018,456
Wells Fargo Advantage Heritage Money Market Fund	2,047,538	614,335
Total Net Assets	$116,346,404	$112,632,791

Change in Net Assets:
Contributions	$4,892,333	$5,575,502
Dividends	2,250,385	2,338,967
Interest	2,034	2,084
Net appreciation in fair value	17,865,242	19,144,118
Benefits paid to participants	(7,861,540)	(8,194,444)
Transfers to other participant-directed investments, net	(13,376,091)	(10,339,160)
Administrative expenses	(58,750)	(55,491)
Total Change in Net Assets	$3,713,613	$8,471,576

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participation Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Yes	N/A	$205,474.33	N/A	$205,474.33

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

*	Applied Industrial Technologies, Inc. Stock Fund:
	Applied Industrial Technologies, Inc.	Common Stock - 2,328,353 shares	$53,196,276	$114,298,866
	Wells Fargo Advantage Heritage	Money Market Fund - 2,047,538 shares	2,047,538	2,047,538
	Applied Industrial Technologies, Inc. Stock Fund Total			116,346,404

	Common/Collective Trust Fund - at Contract Value
	Riversource Trust Income Fund II	Common Collective Trust - 1,897,028 shares	**	59,320,069

	Fixed Income Funds
	PIMCO Total Return Fund (Inst)	Mutual Fund - 2,828,210 shares	**	30,233,568
	Western Asset Tr-Core Port Fund (Inst)	Mutual Fund - 841,596 shares	**	9,939,245
	Total Fixed Income Funds			40,172,813

	Equity Funds
	American Fundamental Investors Fund (Class A)	Mutual Fund - 844,996 shares	**	43,914,461
	American EuroPacific Growth Fund (Class A)	Mutual Fund - 641,202 shares	**	31,463,769
	AIT Large-Cap Growth Portfolio:
	Vanguard Growth Index Fund	Mutual Fund - 241,212 shares	**	11,544,925
	JP Morgan Growth Advantage Fund	Mutual Fund - 811,061 shares	**	11,320,546
	Harbor Capital Appreciation Fund	Mutual Fund - 198,558 shares	**	11,254,408
	AIT Large-Cap Growth Portfolio Total			34,119,879
	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund - 361,358 shares	**	26,299,646
	Prudential Jennison Small Company Fund	Mutual Fund - 553,053 shares	**	15,883,670
	American Washington Mutual Investors Fund A	Mutual Fund - 323,513 shares	**	12,756,125
	Vanguard 500 Index (Signal)	Mutual Fund - 60,994 shares	**	8,583,012
	American Beacon Sm Cap Value (Inst)	Mutual Fund - 350,303 shares	**	9,524,728
	Goldman Sachs Mid-Cap Value Fund (Inst)	Mutual Fund - 181,242 shares	**	8,052,603
	MFS Blended Research Core Equity R5	Mutual Fund - 248,700 shares	**	5,287,355
	Principal Mid Cap (Institutional)	Mutual Fund - 200,745 shares	**	4,113,273
	Janus Overseas Fund (Class I)	Mutual Fund - 63,969 shares	**	2,363,650
	Total Equity Funds			202,362,171

	Retirement-Year Based Funds
	Vanguard Target Retirement Income	Mutual Fund - 108,406 shares	**	1,355,076
	Vanguard Target Retirement 2010	Mutual Fund - 8,915 shares	**	228,228
	Vanguard Target Retirement 2015	Mutual Fund - 270,354 shares	**	3,993,126
	Vanguard Target Retirement 2020	Mutual Fund - 251,647 shares	**	6,822,143

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

	Retirement-Year Based Funds (Continued)
	Vanguard Target Retirement 2025	Mutual Fund - 281,048 shares	**	4,426,498
	Vanguard Target Retirement 2030	Mutual Fund - 119,933 shares	**	3,314,942
	Vanguard Target Retirement 2035	Mutual Fund - 133,512 shares	**	2,267,025
	Vanguard Target Retirement 2040	Mutual Fund - 66,087 shares	**	1,871,576
	Vanguard Target Retirement 2045	Mutual Fund - 45,462 shares	**	807,408
	Vanguard Target Retirement 2050	Mutual Fund - 42,394 shares	**	1,195,078
	Vanguard Target Retirement 2055	Mutual Fund - 4,216 shares	**	127,941
	Vanguard Target Retirement 2060	Mutual Fund - 163 shares	**	4,366
	Total Retirement-Year Based Funds			14,014,834

	Balanced Funds
	BlackRock Global Allocation (I)	Mutual Fund - 591,961 shares	**	12,685,733

	Total Investments			26,413,407

	Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2014 to April 2027)		**	8,779,723

	Total			$466,080,320

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(f)	(g)	(h)	(i)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain

Category (iii) - A Series of Transactions in Excess of 5 Percent of Plan Assets

Applied Industrial Technologies, Inc.	Shares of Common Stock	$9,285,559		$3,884	$9,289,443	$9,285,559
			$23,495,417	$10,520	$10,774,702	$23,495,417	$12,710,195

Wells Fargo Advantage Heritage	Money Market Fund	$54,648,819		—	$54,648,819	$54,648,819	—
			$54,841,580	—	$54,841,580	$54,841,580	—

There were no category i, ii or iv transactions during the year.